TROUTMAN SANDERS LLP

ATTORNEYS AT LAW
A LIMITED LIABILITY PARTNERSHIP

THE CHRYSLER BUILDING
405 LEXINGTON AVENUE
NEW YORK, NEW YORK 10174
www.troutmansanders.com
TELEPHONE: 212-704-6000
FACSIMILE: 212-704-6288

Joseph Walsh	Direct Dial: 212-704-6030
Joseph.walsh@troutmansanders.com	Fax: 212-704-5919

October 20, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Attention:	Jeffrey Riedler
Assistant Director

	Re:	AmTrust Financial Services, Inc.
Registration Statement on Form S-1
File No. 333-134960
Supplemental Letter Submitted October 11, 2006

Dear Mr. Riedler:

On behalf of AmTrust Financial Services, Inc. (the “Company”), set forth herein are the Company’s responses to the comments contained in the comment letter of the staff of the Securities and Exchange Commission (the “Commission”), dated October 18, 2006 with respect to the Company’s Supplemental Letter, filed supplementally with the Securities and Exchange Commission on October 11, 2006. This letter also sets forth the Company’s support for its accounting treatment of the producer relationships and networks and related intangible assets acquired from the companies set forth below, as suggested during the Company’s conference call with the Staff on October 19, 2006.

All responses provided herein are based solely on information provided by the Company.

For your convenience, The Company has reprinted the Commission’s written comments below prior to the Company’s responses.

FORM S-1

Notes to the Consolidated Financial Statements, page F-8

4. Intangible Assets, page F-20

1.
Refer to your response to our prior comment. Please explain to us how you considered the uncertainty associated with the revenues to be generated by the distribution network that you acquired. Further, please tell us whether you considered the turnover of the producers in determining the useful life of those assets, and if so, please demonstrate how that was factored into your determination of the useful life of these assets.

RESPONSE:

INTRODUCTION

The Company hereby sets forth its response to the Staff’s comment in the comment letter dated October 18, 2006 and sets forth further support for its accounting treatment of the producer relationships and networks and related intangible assets acquired from Princeton Insurance Company. (“Princeton”), the Covenant Group, Inc. (“Covenant”), Associated Industries Insurance Services (“Associated”), Alea North America (“Alea”) and Muirfield Underwriters, Ltd. (“Muirfield”), as suggested during the Company’s conference call with the Staff on October 19, 2006.

I.  ACQUISITIONS - BACKGROUND

As of June 30, 2006, three of the acquisitions (Princeton, Covenant and Associated) have had sufficient transactional history for use in projections or analyses.

A. Princeton

Value of Intangible as of 6/30/06: $5,385,039
Years in business prior to acquisition: 8
Years of complete historical data since acquisition: 3
Written premiums in 2005: $58,496,986
Projected written premiums in 40 years (assuming 3% growth): $197,891,340

The Company acquired Princeton’s small workers’ compensation business to enhance its presence in the Northeast. Prior to the Company’s acquisition of Princeton’s small workers’ compensation business, annual premiums written had increased over many years. In 1996, Princeton’s first full year of business, annual gross premiums written totaled approximately $10 million. In 2005, the Princeton producer network generated gross premiums written in the amount of $58.5 million for the Company.

B. Covenant

Value of Intangible as of 6/30/06: $2,461,786
Years in business prior to acquisition: 11
Years of complete historical data since acquisition: 2
Written premiums in 2005: $33,533,641
Projected written premiums in 40 years (assuming 3% growth): $150,990,387

Covenant was an Atlanta-based insurance organization which wrote workers’ compensation insurance primarily in Southeastern states and Texas. The Company acquired Covenant’s business to enhance its presence in the Southeast, and to acquire Covenant’s proprietary claims handling system, experienced claims adjusters and Covenant’s third party administration fee business for assigned risk plans and self-insurers.

In 1993, Covenant’s gross premiums written totaled $3.2 million. In 2005, the Covenant producer network generated gross premiums written of $33.5 million for the Company.

C. Associated

Value of Intangible as recorded: $3,303,022
Years in business prior to acquisition: 17
Years of complete historical data since acquisition: 1
Written premiums in 2005: $49,343,391
Projected written premiums in 40 years (assuming 3% growth): $173,755,156

Associated consists of Associated Industries Insurance Services (“AIIS”), a Florida-based agency and its affiliate, Associated Industries Insurance Company (“AIIC”), a Florida-domiciled property/casualty insurer which writes workers’ compensation insurance. Associated, which has been in business at approximately 17 years, had an established network of agents in Florida. The Company acquired Associated’s producer network to establish a presence in Florida.

In 2005, the Company’s gross premium written attributable to the Associated producer network totaled $49.3 million. Based on the information available through August 31, the Company expects that annual gross premiums written attributable to the Associated acquisition should increase by approximately 20% in 2006.

D. Alea and Muirfield

The Company acquired Alea’s producer relationships and network to enter into the specialty middle market property/casualty segment, which consists of workers’ compensation, commercial auto and general liability coverage plans. The Company acquired Muirfield to enhance its presence in the small business workers’ compensation market in the Midwest. Because the Company began writing business through Alea and Muirfield in January, 2006 and June, 2006, respectively, the Company does not have historical data regarding the performance of the business. However, the Company, based on the limited results to date, expects that the performance of the producer relationships and networks acquired from Alea and Muirfield to perform as well or better than the other acquired businesses and will generate increasing annual gross premiums written for the foreseeable future.

E. Wesco Insurance Company

The Company also carries an intangible asset in the amount of $7.5 million which represents the part of the purchase price in excess of book value paid by the Company in connection with its acquisition of Wesco Insurance Company (“Wesco”). The Wesco intangible asset is attributable to insurance licenses in 50 states which were in place at the date of acquisition. The licenses do not expire and any costs associated with the maintenance of the licenses are nominal. In accordance with Paragraph 11 of SFAS 142, the Company has determined that the licenses have an indefinite useful life and will be tested for impairment annually. The Wesco intangible asset has not been the subject of this comment.

II. ACCOUNTING TREATMENT - INTANGIBLE ASSETS

The Company has determined that the acquired intangible assets (except Wesco) essentially consist of:

1.	producer relationships and networks,
2.	the right to renew discrete policies and
3.	covenants not to compete.

The Company entered into each of the transactions for the purpose of acquiring the seller’s producer relationships and networks, which, at the time of each acquisition, the Company considered to be the principal source of value. Furthermore, the Company considered the acquisitions of the producer relationships and networks to be akin to the acquisitions of the sellers’ on-going businesses, which is how each acquisition is described in the applicable purchase agreement and an accurate description of the effect of each transaction.

Paragraph 39 of SFAS 141 states, in part, that “[a]n intangible asset shall be recognized as an asset apart from goodwill if it arises from contractual or other legal rights …. If an intangible asset does not arise from contractual or other legal rights, it shall be recognized as an asset apart from goodwill only if it is separable, that is, capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented or exchanged.” Appendix A to SFAS 141 (paragraphs A14 through A28) provides examples of assets which meet the criteria for classification as intangible assets, which include marketing-related and customer-related intangible assets.

As set forth in the Company’s responses to the previous comments regarding this issue, the Company, in each case, acquired an on-going business, which consists, primarily, of the sellers’ producer relationships and networks. The acquired producer relationships and networks meet the criteria for classification as intangible assets, as opposed to goodwill, because the purchased assets were separable at the time of purchase and the Company could sell them separately. For example, in the Alea and Muirfield transactions, the Company excluded certain producers with which the Company had pre-existing relationships from the scope of the acquisition. In the Alea transaction, the Company excluded business residing in certain states, California, North Carolina and Colorado, from the scope of the acquired business.

The Staff inquired into whether the acquired producer relationships and networks constituted the acquisition of an assembled workforce, which would be indicative of a business combination. The producers which are the subject of the acquired producer relationships and networks are not employees of the sellers or the Company. The sellers’ policyholders are the producers’ customers. The seller cannot obligate the producers to place in-force polices upon renewal or new business with the Company.

III. USEFUL LIFE

The Company has estimated the useful lives of the producer relationships and networks to be 40 years. The useful lives of the discrete right to renew in-force policies is estimated to be 7 years and the useful lives of the covenants not to compete is determined by the length of the particular covenants.

A. Non Compete and Renewal Rights:

Upon consideration of comment no. 7 in the Staff’s comment letter dated September 26, 2006, in which the Staff noted that the acquisitions encompass several distinct intangible assets, the Company determined to allocate a part of the purchase price of each of the transactions to the discrete right to renew in-force policies and covenants not to compete, respectively. The Company did not consider the acquisition of these assets to materially add to the value of each transaction because the right to renew discrete policies without the producer relationships and networks is not meaningful and the covenants not to compete were essentially superfluous. Nevertheless, they are separable from the producer relationships and networks and have, at least, nominal value.

The Company allocated 3% to the right to renew in-force policies because it would not have entered into the transactions solely to acquire the right to renew a discrete set of policies. Furthermore, the Company’s acquisition of the right to renew a discrete pool of polices would have no value without acquisition of the sellers’ producer relationships and networks because the agents, brokers and producers in the networks control the placement of the policyholders (or customers) which are the subject of the right to offer renewals.

Similarly, the Company has allocated 2% to the covenants not to compete. Because the Company acquired the sellers’ businesses the sellers would not be in position to effectively compete with the Company. Furthermore, in each case, the seller sold its business to the Company because the seller no longer intended to continue writing such business.

The Company has assigned a 7 year useful life to the part of the purchase price allocated to the renewal of in-force policies. This is based on an annual attrition rate of 15%. For the covenants not to compete, the useful life is the length of the covenant. The chart attached as Exhibit “A” summarizes for each transaction the amounts allocated to the on-going businesses (95%), the right to renew in-force policies (3%) and covenants not to compete (2%), the amortization periods, and the annual amortization expense.

B.  Producer Relationships and Networks

The Company estimated the useful life of the acquired producer relationships and networks to be 40 years because the Company anticipates that each of the acquired producer relationships and networks, which, in essence, constitute on-going businesses, will continue to generate premium growth for the foreseeable future.

The books of business purchased by the Company had been written by the sellers through the acquired producer relationships and networks for periods ranging from 5 to 17 years prior to the Company’s acquisitions. The producer networks consist, generally, of well-established businesses which have been in business for many years. The Independent Insurance Agents & Brokers of America, the leading national association of independent insurance producers, advises that the average independent insurance agency has been in business for 31 years and employs 14 employees. Out of a sample of 24 Covenant producers, which includes 16 more active producers and eight randomly selected producers, at least 19 have been in business over 30 years. Three have been in business over 100 years. They range in size from 6 employees to over 500. A list of the Covenant producers is attached as Exhibit “B”.

A sample of 34 Princeton producers is similar. We believe that 28 of the producers have been in business for twenty years or more, with 8 being in business for fifty years or more. The producers in this sample have staffs that range is size from five employees to over 200. A list of the Princeton producers is attached as Exhibit “C”.

The Company’s relationship with its producers is based on the Company’s underwriting of niche products, primarily workers’ compensation coverage for small employers which are too small to be considered by many of the Company’s competitors, the Company’s technology which, based on feedback from the Company’s producers, facilitates the producers’ administration of their business, and the personal relationships between the Company’s personnel and the producers’ employees. Employers are required by law to maintain workers’ compensation coverage. According to the National Council on Compensation Insurance (NCCI), the recognized national authority on such insurance, workers’ compensation is the third largest line of property and casualty insurance with projected premiums in 2005, industry-wide, of $47.2 billion, a 48% increase over 2001. The Company expects that the demand for workers’ compensation coverage, which is served by the Company’s producers, will continue to grow in step with the growth in employment and payrolls. The producers are independent agents and are free to transact business with other insurance companies. However, for the reasons set forth above, the Company expects that the long-standing relationships that the sellers and now the Company have maintained with the producers in the acquired producer networks will continue for the foreseeable future.

In connection with the Princeton, Covenant and Associated transactions, the Company has achieved, in the aggregate, an average annual 18.8% growth in gross premiums written. The Company has chosen to assume a continued average annual growth of 3%, which, based on actual average annual premium growth of 18.8% achieved by the Company to date and the growth in the workers’ compensation line of business generally, is conservative. The chart attached as Exhibit “D” sets forth historical results to date. The chart attached as Exhibit “E” sets forth projected income based on 3% average annual growth.

As set forth above, the Company shall reevaluate, annually, the useful lives for each category of intangibles in conjunction with testing for impairment.

IV.  MATERIALITY

As set forth below, there is ample support for the Company’s accounting treatment of these transactions. However, the Company respectfully suggests that the Staff consider the materiality of these accounting issues. As of June 30, 2006, the Company carried the total amount of $23.5 million for intangible assets related to these transactions. These intangible assets constitute less than 2.5% of the Company’s total assets as of September 30, 2006.

Based on interim results to date, the Company projects 2006 pre-tax net income in the amount of $58 million. At present, utilizing a 40 year useful life for the producer relationships and networks, the Company would amortize approximately $732,774 annually. If the Company were to re-estimate the useful life for the producer relationships and networks to be 20 years, the annual amortization would be $1,282,583, a difference of $549,808 ($357,375 net of taxes). The impact on earnings per share would be less than a penny, which is not material.

The chart attached as Exhibit “F” indicates the immaterial effect on the Company’s earnings in the event the Company were to amortize the acquisition of the producer relationships and networks over 20 years instead of 40 years.

V. CONCLUSION

As set forth Exhibit “C” hereto, assuming 3% growth in the business on a year over year basis, the Princeton, Covenant and Associated renewal rights acquisitions would generate $523 million of gross premiums written in forty years. The assumed 3% growth is well below the 18.8% aggregate average annual growth we have achieved. It barely covers anticipated growth in the workers’ compensation line of business resulting from future population growth and the effect of inflation on wages.

The Company chose a conservative projected growth rate to take into account the uncertainty associated with future revenues and the reasonable expectation that there will be a limited amount of turnover among the most significant producers. Nevertheless, the producer networks consist of many well-established long-standing businesses which sell a product their customers, small employers, are required by law to purchase. Because the Company offers a product which the producers need for their businesses, the Company expects the producer relationships to remain substantially intact for at least 40 years.

The Company, as prescribed in SFAS 142, will conduct an annual impairment test (more frequently if circumstances or events indicate) to determine if the useful lives have changed and or if the carrying value has become impaired. If there were a change or impairment the Company will revise the amortization schedule or carrying value accordingly.

As set forth above, the impact of any such change would not have a material impact on the Company’s financial statements. These intangible assets account for less than 2.5% of the Company’s total assets. A change from the Company’s 40 year period to a 20 year period, for example, would have an immaterial effect on earnings per share.

In any event, the Company believes that the disclosures made in the present filing, taken as a whole, fully and adequately set forth all pertinent material facts sufficient to permit a prudent investor to make an informed business judgment.

At your request notwithstanding your comments, in the event the Company requests acceleration of the effective date of the pending registration statement, it will furnish a letter, at the time of such request, acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact Henry Rothman at (212) 704-6179 or the undersigned at (212) 704-6030 if you have any questions or comments regarding the foregoing responses.

Sincerely,

/s/ Joseph Walsh, Esq.
Joseph Walsh, Esq.

Exhibit A

Acquisition	Princeton	Covenant	Associated	Alea	Muirfield	Totals
Date of Acquisition	Dec-02	Dec-03	Aug-04	Dec-05	Jun-06

Minimum Acquisition Price	5,385,039	2,461,786	3,303,022	10,000,000	2,000,000	23,149,847

Anticipated 1st Year Written Premiums	50,000,000	29,000,000	50,000,000	120,000,000	30,000,000

Intangibles Purchased:
Relationships with producers & sub-producers	X	X	X	X	X
Non-compete	5	6	9	5	6
Policy pool	X	X	X	X	X

Allocated to Policy Pool	161,551	73,854	99,091	300,000	60,000
Amortization per Year (7 year life)	23,079	10,551	14,156	42,857	8,571

Allocated to Covenant Not to compete	107,701	49,236	66,060	200,000	40,000
Amortization per year over life	21,540	8,206	7,340	40,000	6,667

Allocated to on going business relationships	5,115,787	2,338,697	3,137,871	9,500,000	1,900,000
Amortization per year over estimated useful life (estimated currently to be 40 years) - See Note	127,895	58,467	78,447	237,500	47,500

Total annual amortization as proposed	172,514	77,224	99,943	320,357	62,738	732,775

Current annual amortization	134,626	61,545	82,576	250,000	50,000	578,746

Increase to annual amortization expense	37,888	15,679	17,367	70,357	12,738	154,029

Note - Estimated useful life to be re-evaluated annually in conjunction with the impairment testing.

Exhibit B

Covenant Producer Sample

1.	Producer Name : Athens Insurance Group (Al Insurance Group)
Years in Business: 53
Number of Employees: 26

2.	Producer Name: BB&T - Huffines Russell Agency
Years in Business: At least 16
Number of Employees: 45

3.	Producer Name : Brown & Brown of GA
Years in Business: 106
Number of Employees: 27

4.	Producer Name : ICM, Inc.
Years in Business: 35
Number of Employees: 12

5.	Producer Name: J. Smith Lanier
Years in Business: 138
Number of Business: 520

6.	Producer Name: Johnson and Bryan
Years in Business: 44
Number of Employees: 65

7.	Producer Name: Little and Smith
Years in Business: 80
Number of Employees: 28

8.	Producer Name: Love, Douglas & Pope
Years in Business: 49
Number of Employees: 32

9.	Producer Name: Main Street Insurance/BB&T
Years in Business: 52 years
Number of Employees: 74

10.	Producer Name: McCart Insurance Agency
Years in Business: 35
Number of Employees: 50

11.	Producer Name: Snellings Walters Agency
Years in Business: 40+
Number of Employees: 32

12.	Producer Name: Stephens & Co / BB&T
Years in Business: 32
Number of Employees: 50

13.	Producer Name: Tanner, Ballew and Maloof
Years in Business: 13
Number of Employees: 20

14.	Producer Name: TRC Insurance Service
Years in Business: 12
Number of Employees: *

15.	Producer Name: Williams, Turner & Mathis
Years in Business: Merger of 3 established agencies
Number of Employees: *

16.	Producer Name: Yates Insurance Agency
Years in Business: *
Number of Employees: 109

17.	Producer Name: Reese Ins. Associates
Years in Business: 32
Number of Employees: 25

18.	Producer Name: Stamps Walker Agency
Years in Business: 103
Number of Employees: 6

19.	Producer Name: Caldwell and Langford
Years in Business: 135
Number of Employees: 19

20.	Producer Name: Carroll Realty and Insurance
Years in Business: 93
Number of Employees: 20

21.	Producer Name: Toccoa Ins. Agency
Years in Business: 76
Number of Employees: 10

22.	Producer Name: Jordan - Woolfolk
Years in Business: 41
Number of Employees: 18

23.	Producer Name: Blanton and Griffin Ins.
Years in Business: 80
Number of Employees: 23

24.	Producer Name: Athens Ins. Center
Years in Business: 35
Number of Employees: 15

Exhibit C

Princeton Producer Sample

1.	Producer Name: Carman Corporation
Years in Business: 20
Number of Employees: 15

2.	Producer Name: C & S Insurance Service Inc.
Years in Business: approximately 10
Number of Employees: 10

3.	Producer Name: Cusumano Insurance Agency Inc.
Years in Business: 25
Number of Employees: 25

4.	Producer Name: Deng’s Insurance Services
Years in Business: 10
Number of Employees: 10

5.	Producer Name: Firm Inc.
Years in Business: approximately 50
Number of Employees: 35

6.	Producer Name: First Heritage Insurance Agency, Inc.
Years in Business: 3
Number of Employees: 5

7.	Producer Name: Klinger & Associates, Inc.
Years in Business: 10
Number of Employees: 20

8.	Producer Name: Kramer-Warner Associates Inc.
Years in Business: 25+
Number of Employees: 15

9.	Producer Name: Mednet Financial
Years in Business: 20
Number of Employees: 5

10.	Producer Name: Bollinger Inc.
Years in Business: approximately 20
Number of Employees: 200+

11.	Producer Name: Borden-Perlman-Russo
Years in Business: approximately 50
Number of Employees: 30

12.	Producer Name: Midlantic Agencies
Years in Business: 25
Number of Employees: approximately 25

13.	Producer Name: Brown & Brown Metro, Florham Park
Years in Business: approximately 1 year formerly The Waldor Agency 25 years
Number of Employees: 50

14.	Producer Name: Widerman & Company
Years in Business: 3rd generation agency
Number of Employees: 25

15.	Producer Name: Woodland Group
Years in Business: 25+
Number of Employees: 50

16.	Producer Name: Glenn Insurance
Years in Business: 50
Number of Employees: 50

17.	Producer Name: Charles E. Rue & Son
Years in Business: 50
Number of Employees: 30

18.	Producer Name: Professional Consulting Service
Years in Business: 20
Number of Employees: operates with 1

19.	Producer Name: Mian Line Insurance
Years in Business: 25+
Number of Employees: 20

20.	Producer Name: Triester, Rossman & Associates
Years in Business: 25+
Number of Employees: 30+

21.	Producer Name: Eugene P. Ziemba, Northeast
Years in Business: 30
Number of Employees: 10

22.	Producer Name: Peterman Company
Years in Business: 50
Number of Employees: 50

23.	Producer Name: International Underwriting
Years in Business: 10
Number of Employees: 30

24.	Producer Name: CLA Agency
Years in Business: 30
Number of Employees: 50+

25.	Producer Name: Joseph A. Britton Agency
Years in Business: 40
Number of Employees: 10

26.	Producer Name: Thomas Heist Agency
Years in Business: 50+
Number of Employees: 30

27.	Producer Name: MBS Insurance Service
Years in Business: 20
Number of Employees: 10

28.	Producer Name: The Harjes Agency
Years in Business: 30
Number of Employees: 5

29.	Producer Name: Boynton & Boynton
Years in Business: 50+
Number of Employees: 30

30.	Producer Name: Chibbaro Bros., Inc.
Years in Business: Original 30 years, Present 10 years
Number of Employees: 15

31.	Producer Name: Allsopp & Co.
Years in Business: 25+
Number of Employees: 15

32.	Producer Name: Mintz, Girgan, Brightly
Years in Business: 50+
Number of Employees: 50+

33.	Producer Name: William H. Connolly & Co.
Years in Business: 50+
Number in Employees: est.40

34.	Producer Name: John C. Crilly
Years in Business: 10
Number of Employees: 1

Exhibit D

Princeton
NB Year	2003		2004		2005		2006 (Jan-Aug)		2006 (Annualized)
	#	$	#	$	#	$	#	$	#	$
2003	31,998	$51,189,966	25,023	$38,998,693	19,306	$30,510,887	9,469	$17,296,633	14,204	$25,944,950
2004			10,478	$20,698,663	8,328	$16,281,907	4,939	$10,507,089	7,409	$15,760,634
2005					5,380	$11,704,192	2,648	$6,708,157	3,972	$10,062,236
2006							3,813	$11,007,407	5,720	$16,511,111
	31,998	$51,189,966	35,501	$59,697,356	33,014	$58,496,986	20,869	$45,519,286	31,304	$68,278,929
% Change				116.62%		97.99%	Total since incep	$214,903,594		116.72%

Covenant
NB Year	2003		2004		2005		2006 (Jan-Aug)		2006 (Annualized)
	#	$	#	$	#	$	#	$	#	$
2003	851	$838,811	630	$1,609,950	468	$1,084,848	302	$477,757	453	$716,636
2004			2,838	$30,475,579	1,864	$16,808,496	1,210	$7,792,113	1,815	$11,688,170
2005					2,186	$15,640,297	1,238	$7,248,055	1,857	$10,872,083
2006							2,209	$19,213,128	3,314	$28,819,692
	851	$838,811	3,468	$32,085,529	4,518	$33,533,641	4,959	$34,731,053	7,439	$52,096,580
% Change				N/A		104.51%	Total since incep	$101,189,034		155.36%

		AIIS
		NB Year	2004		2005		2006 (Jan-Aug)		2006 (Annualized)
			#	$	#	$	#	$	#	$
		2004	416	$3,142,332	349	$2,706,563	1	$1,919	2	$2,879
		2005			4,952	$46,636,828	2,679	$25,214,162	4,019	$37,821,243
		2006					1,227	$14,751,361	1,841	$22,127,042
			416	$3,142,332	5,301	$49,343,391	3,907	$39,967,442	5,861	$59,951,163
% Change						N/A	Total since incep	92,453,165		121.50%
Average % Change										118.78%

Total for all		$52,028,777		$94,925,217		$141,374,018		$120,217,781		$180,326,672
							Total since incep	$408,545,793

Exhibit E

Combined

	2006 (8 month #s annualized)
	Actual
	Growth Rate Assumed	3.00%

	Premiums	% Growth	Note
2003	$52,028,777
2004	$94,925,217	82.45%	Includes AIIS for first time
2005	$141,374,018	48.93%	Huge AIIS increase in premiums
2006	$180,326,672	27.55%
2007	$185,736,472	3.00%
2008	$191,308,566	3.00%
2009	$197,047,823	3.00%
2010	$202,959,257	3.00%
2011	$209,048,035	3.00%
2012	$215,319,476	3.00%
2013	$221,779,061	3.00%
2014	$228,432,432	3.00%
2015	$235,285,405	3.00%
2016	$242,343,967	3.00%
2017	$249,614,286	3.00%
2018	$257,102,715	3.00%
2019	$264,815,797	3.00%
2020	$272,760,270	3.00%
2021	$280,943,079	3.00%
2022	$289,371,371	3.00%
2023	$298,052,512	3.00%
2024	$306,994,087	3.00%
2025	$316,203,910	3.00%
2026	$325,690,027	3.00%
2027	$335,460,728	3.00%
2028	$345,524,550	3.00%
2029	$355,890,286	3.00%
2030	$366,566,995	3.00%
2031	$377,564,005	3.00%
2032	$388,890,925	3.00%
2033	$400,557,653	3.00%
2034	$412,574,382	3.00%
2035	$424,951,614	3.00%
2036	$437,700,162	3.00%
2037	$450,831,167	3.00%
2038	$464,356,102	3.00%
2039	$478,286,785	3.00%
2040	$492,635,389	3.00%
2041	$507,414,450	3.00%
2042	$522,636,884	3.00%

Exhibit F

Amtrust Financial Services Inc
Intangible Amortization

		Annual Amortization
	Value	40 Years	20 Years
Covenant
As of 12/31/2005	2,461,756

Renewal rights	73,853	10,550	10,550
Covenant not to compete	49,235	8,206	8,206
Agency relationships	2,338,668	58,467	116,933
		77,223	135,690
AIIS
As of 12/31/2005	3,303,022

Renewal rights	99,091	14,156	14,156
Covenant not to compete	66,060	7,340	7,340
Agency relationships	3,137,871	78,447	156,894
		99,943	178,389
Alea
As of 12/31/2005	10,000,000

Renewal rights	300,000	42,857	42,857
Covenant not to compete	200,000	40,000	40,000
Agency relationships	9,500,000	237,500	475,000
		320,357	557,857
Princeton
As of 10/31/2003	5,385,039

Renewal rights	161,551	23,079	23,079
Covenant not to compete	107,701	21,540	21,540
Agency relationships	5,115,787	127,895	255,789
		172,514	300,408
Muirfield
As of 06/01/06	2,000,000

Renewal rights	60,000	8,571	8,571
Covenant not to compete	40,000	6,667	6,667
Agency relationships	1,900,000	47,500	95,000
		62,738	110,238

Totals pre Tax	23,149,817	732,774	1,282,583
Change from 40 years			549,808

After Tax		476,303	833,679
Change from 40 years after Tax			357,375

Earnings per share		$0.0079	$0.0139
Efffect on Earnings per share			($0.0060)